SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Kellanova
(Name of Issuer)

Common Stock, par value $0.25 per share
(Title of Class of Securities)

487836108
(CUSIP Number)

Acquiror 10VB8, LLC
6885 Elm Street
McLean, Virginia 22101
(908) 852-1000

Copy to:

Howard L. Ellin
Neil P. Stronski
June S. Dipchand
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Mars, Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 70,802,521 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,802,521 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6% (1)
14	Type of Reporting Person CO

(1)
Beneficial ownership of the shares of Common Stock (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) entered into separate Voting Agreements (as defined herein) described in this Schedule 13D, and therefore, may be deemed to beneficially own the shares beneficially owned by such counterparties. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership percentage is based on 343,946,955 shares of Common Stock reported outstanding as of August 9, 2024 (as set forth in the Merger Agreement referred to in this Schedule 13D).

1	Names of Reporting Persons Acquiror 10VB8, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 70,802,521 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,802,521 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6% (1)
14	Type of Reporting Person OO

(1)
Beneficial ownership of the shares of Common Stock is being reported hereunder solely because the Reporting Persons entered into separate Voting Agreements (as described in this Schedule 13D), and therefore, may be deemed to beneficially own the shares subject to such agreements. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership percentage is based on 343,946,955 shares of Common Stock reported outstanding as of August 9, 2024 (as set forth in the Merger Agreement referred to in this Schedule 13D).

ITEM 1. Security and Issuer.
This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.25 per share (“Common Stock”) of Kellanova, a Delaware corporation (“Issuer”), with its principal executive offices located at 412 N. Wells Street Chicago, Illinois 60654.
ITEM 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by (collectively, the “Reporting Persons”): (i) Mars, Incorporated (“Mars”), a Delaware corporation, and (ii) Acquiror 10VB8, LLC (“Acquiror”), a Delaware limited liability company.

(b) The principal address of each of the Reporting Persons is 6885 Elm Street, McLean, Virginia 22101.

(c) The principal business of Mars is to serve as a parent company for the Mars family businesses. The principal business of Acquiror is to acquire the securities in the Merger (as defined below).

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Certain information regarding the directors and executive officers of each Reporting Person is set forth on Schedule A attached hereto.
ITEM 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

The Voting Agreements (as defined below) were entered into among Acquiror and the respective Stockholder (as defined in each Voting Agreement). Each Stockholder entered into a Voting Agreement as an inducement to Mars’, Acquiror’s and Merger Sub’s (as defined below) willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relate have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Voting Agreements.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreements, copies of which are filed as Exhibits hereto.
ITEM 4. Purpose of Transaction.
The purpose of the Merger (as defined below) is for Acquiror, through Merger Sub 10VB8, LLC (“Merger Sub”), to acquire control of, and the entire equity interest in, the Issuer.

On August 13, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acquiror, Merger Sub, and, solely for the limited purposes specified in the Merger Agreement, Mars. The Board of Directors of the Issuer (the “Board”) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

Effect on Capital Stock

The Merger Agreement provides that, subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), (1) Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Acquiror, and (2) each share of public common stock, par value $0.25 per share, of the Issuer (“Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by (i) the Issuer or its subsidiaries or Mars or its subsidiaries (including Acquiror and its subsidiaries) or (ii) stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $83.50 per share in cash, without interest (the “Merger Consideration”).

Treatment of Issuer Equity Awards

Pursuant to the Merger Agreement, as of the Effective Time:

(1) each option to purchase shares of Issuer Common Stock (each, an “Issuer Option”) that is outstanding and unexercised as of immediately prior to the Effective Time (whether vested or unvested and whether subject to service-based or performance-based vesting conditions), (i) will be deemed to be fully vested (including with respect to any performance-based vesting requirements), and (ii) will be converted into the right to receive an amount, in cash, without interest, equal to the product of (A) the total number of shares of Issuer Common Stock subject to such Issuer Option (after giving effect to (1)(i) of this paragraph) and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Issuer Common Stock set forth in such Issuer Option;

(2) with certain exceptions, each restricted stock unit of the Issuer (“Issuer Restricted Stock Unit”) that is outstanding as of immediately prior to the Effective Time (including any restricted stock unit granted in 2022 that was originally subject to vesting based on service and performance goals), (i) will be deemed to be fully vested, and (ii) will be converted into the right to receive an amount, in cash, without interest, equal to the sum of (A) the product of (I) the number of shares of Issuer Common Stock issuable pursuant to such Issuer Restricted Stock Units (after giving effect to (2)(i) of this paragraph) and (II) the Merger Consideration and (B) all dividend equivalents accrued or credit with respect to such Issuer Restricted Stock Unit;

(3) each performance stock unit of the Issuer (“Issuer Performance Stock Unit”) that is outstanding as of immediately prior to the Effective Time, (i) will be deemed to be vested with the number of shares of Issuer Common Stock issuable pursuant to such Issuer Performance Stock Unit determined (x) if the applicable performance period has ended prior to the Effective Time, assuming maximum level of performance, or (y) if the applicable performance period has not ended prior to the Effective Time, based on the greater of target and actual performance, and (ii) will be converted into the right to receive an amount, in cash, without interest, equal to the sum of (A) the product of (I) such number of shares of Issuer Common Stock issuable pursuant to such Issuer Performance Stock Unit (after giving effect to (3)(i) of this paragraph) and (II) the Merger Consideration and (B) all dividend equivalents accrued or credited with respect to such Issuer Performance Stock Units, and

(4) each deferred share of Issuer Common Stock (whether or not vested) under any Issuer benefit plan (“Issuer Deferred Stock Unit”) that is outstanding as of immediately prior to the Effective Time, will be converted into the right of the holder thereof to receive from Acquiror or its applicable Affiliate at the time specified in the applicable Issuer benefit plan of the Issuer and in accordance with Section 409A of the Code, an amount, in cash, without interest, equal to the sum of (i) the product of (A) such number of shares of Issuer Common Stock underlying the Deferred Stock Units and (B) the Merger Consideration and (ii) all dividend equivalents accrued or credited with respect to such Issuer Deferred Stock Units. Holders of Issuer Performance Stock Units that do not pay out in full at maximum level of performance upon the Effective Time will also be entitled to a cash retention payment based on the difference between the value of their Issuer Performance Stock Units at maximum level of performance and the payment received by such holder at the Effective Time, which will be payable on the last day of the performance period applicable to such Issuer Performance Stock Unit, subject to continued employment through such date or, if earlier, upon a qualifying termination of employment.

Representations, Warranties and Covenants

The Issuer, Acquiror and Merger Sub each have made customary representations, warranties and covenants in the Merger Agreement. Among other things, the Issuer has agreed (1) to use commercially reasonable efforts to conduct its business in the ordinary course and consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger (the “Closing”), and not to take certain actions prior to the Closing without the prior written consent of Acquiror (which consent will not be unreasonably withheld, conditioned or delayed), (2) to convene and hold a meeting of its stockholders for the purpose of obtaining the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the issued and outstanding shares of Issuer Common Stock (the “Issuer Stockholder Approval”) and (3) subject to certain exceptions, not to (i) solicit alternative acquisition proposals from third parties or provide non-public information to, or enter into discussions or negotiations with, third parties regarding alternative acquisition proposals or (ii) change, qualify, withhold, withdraw or modify in a manner adverse to Acquiror the recommendation of the Board that the Issuer’s stockholders adopt the Merger Agreement.

Closing Conditions

Subject to certain limitations as set forth in the Merger Agreement, each of the Issuer, Acquiror and Merger Sub has agreed to use their respective reasonable best efforts to obtain all required regulatory approvals. The Closing is subject to receipt of the Issuer Stockholder Approval. The Closing is also subject to other customary conditions, including (1) the absence of any order or law that prohibits, enjoins or makes illegal the consummation of the Merger, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of all other clearances or approvals under other specified antitrust, competition, trade regulation and foreign investment laws, (3) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality and material adverse effect qualifications) and compliance with the covenants and agreements in the Merger Agreement in all material respects by the parties to the Merger Agreement, (4) in the case of Acquiror and Merger Sub, the absence of a material adverse effect relating to the Issuer and (5) in the case of Acquiror and Merger Sub, receipt of a tax opinion that the Merger will not affect certain tax treatment related to the separation of WK Kellogg Co (although receipt of the tax opinion will not be a condition to closing if it is not delivered for reasons other than a material change in law or facts).

Termination Rights and Fees

The Merger Agreement contains certain termination rights, including the right of either the Issuer or Acquiror to terminate the Merger Agreement if the Merger is not consummated by August 13, 2025 (subject to two extensions for up to an additional six months each if all of the conditions to the Closing, other than the conditions related to obtaining regulatory approvals, have been satisfied). The Merger Agreement also provides for certain termination rights for each of the Issuer and Acquiror, and provides that, upon termination of the Merger Agreement under certain specified circumstances related to the failure to obtain regulatory approvals, Acquiror would be required to pay a termination fee of $1,250,000,000 to the Issuer, and under other specified circumstances, including if the Issuer terminates the Merger Agreement to enter into a superior proposal or Acquiror terminates the Merger Agreement due to a change of recommendation by the Board, the Issuer would be required to pay to Acquiror a termination fee of $800,000,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto.

Voting Agreement

In connection with the execution of the Merger Agreement, Acquiror has entered into a voting agreement (each, a “Voting Agreement”) with each of (1) the W.K. Kellogg Foundation Trust, (2) certain entities affiliated with Zachary Gund (the “Zachary Gund Entities”) and (3) certain trusts affiliated with the Gund family (the “Gund Trusts”). Each Voting Agreement provides that the signatories thereto will generally vote their shares in favor of the adoption of the Merger Agreement and against any alternative proposal. Each Voting Agreement terminates upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the mutual written consent of the parties thereto, (iii) the receipt of the Issuer Stockholder Approval and (iv) execution of certain amendments to the Merger Agreement that are adverse to the W.K. Kellogg Foundation Trust, the Zachary Gund Entities or the Gund Trusts, as applicable.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreements, copies of which are filed as Exhibits hereto.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Mars has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of Issuer.
(a), (b)

Beneficial ownership of the shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership and membership in any group are hereby expressly disclaimed.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any shares of Common Stock.

(c)

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported herein have been effected during the past 60 days by the Reporting Persons or any person named in Schedule A.

(d)

To the knowledge of the Reporting Persons, no person other than the applicable parties to the Voting Agreements has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference herein.

ITEM 7. Material to be Filed as Exhibits.
Exhibit 1
Agreement and Plan of Merger, dated as of August 13, 2024, by and among Kellanova, Acquiror 10VB8, LLC and Merger Sub 10VB8, LLC and, solely for the limited purpose specified therein, Mars, Incorporated.

Exhibit 2	Voting Agreement, dated as of August 13, 2024, by and among the W.K. Kellogg Foundation Trust and Acquiror 10VB8, LLC

Exhibit 3	Voting Agreement, dated as of August 13, 2024, by and among the Zachary Gund Entities and Acquiror 10VB8, LLC
Exhibit 4	Voting Agreement, dated as of August 13, 2024, by and among the Gund Trusts and Acquiror 10VB8, LLC
Exhibit 5	Joint Filing Agreement, dated August 13, 2024 by and between the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.
Dated: August 19, 2024

Mars, Incorporated
By:	/s/ Peter Seka
	Name:	Peter Seka
	Title:	Authorized Signatory

By:	/s/ Jean-Christophe Roux
	Name:	Jean-Christophe Roux
	Title:	Authorized Signatory

Acquiror 10VB8, LLC
By:	/s/ Peter Seka
	Name:	Peter Seka
	Title:	Authorized Signatory

By:	/s/ Jean-Christophe Roux
	Name:	Jean-Christophe Roux
	Title:	Authorized Signatory

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
MARS, INCOPORATED AND ACQUIROR 10VB8, LLC

The following sets forth the name, position and principal occupation of each executive officer and member of the board of directors of Mars, Incorporated and Acquiror 10VB8, LLC. Except as indicated below, each such person is a citizen of the United States of America. The business address of each such person is listed below.

Executive Officers of Mars, Incorporated:

Name	Position and Principal Occupation	Business Address
Poul Weihrauch	Chief Executive Officer Mr. Weihrauch is a citizen of Denmark	6885 Elm Street, McLean, Virginia 22101
Claus Aagaard	Chief Financial Officer Mr. Aagaard is a citizen of Denmark	6885 Elm Street, McLean, Virginia 22101
Stefanie Straub	Vice President, General Counsel and Corporate Secretary Ms. Straub is a citizen of Germany	6885 Elm Street, McLean, Virginia 22101
Eric Minvielle	Vice President, People and Organization Mr. Minvielle is a citizen of France	6885 Elm Street, McLean, Virginia 22101
Andy Pharoah	Vice President, Corporate Affairs and Sustainability Mr. Pharoah is a citizen of the United Kingdom and the United States	6885 Elm Street, McLean, Virginia 22101
Nici Bush	Vice President, Innovation, Science and Technology	6885 Elm Street, McLean, Virginia 22101

Directors of Mars, Incorporated:

Name	Principal Occupation	Business Address
Philip White	Member, Board of Directors of Mars, Incorporated Mr. White is a citizen of Germany and the United Kingdom	6885 Elm Street, McLean, Virginia 22101

Marijke Mars	Chairman of the Board, Mars, Incorporated	6885 Elm Street, McLean, Virginia 22101
Stephen Badger	General Partner, the March Group Member, Board of Directors of Mars, Incorporated	6885 Elm Street, McLean, Virginia 22101
Alan Airth	Member, Board of Directors of Mars, Incorporated	6885 Elm Street, McLean, Virginia 22101
Frank Mars	Advisor – Strategic Programs – Mars, Incorporated and Member, Board of Directors of Mars, Incorporated	6885 Elm Street, McLean, Virginia 22101
Michael Mars	Member, Board of Directors of Mars, Incorporated	6885 Elm Street, McLean, Virginia 22101

Executive Officers of Acquiror 10VB8, LLC:

Name	Position and Principal Occupation	Business Address
Peter Seka	President	6885 Elm Street, McLean, Virginia 22101
Jean-Christophe Roux	Vice President Mr. Roux is a citizen of France and the United States	6885 Elm Street, McLean, Virginia 22101
Yolanda Jameson	Assistant Secretary	6885 Elm Street, McLean, Virginia 22101
Lisa Mather	Assistant Secretary Ms. Mather is a citizen of Australia	6885 Elm Street, McLean, Virginia 22101
Mayela Stuparitz	Assistant Treasurer	6885 Elm Street, McLean, Virginia 22101

Directors of Acquiror 10VB8, LLC:

Name	Principal Occupation	Business Address
Andrew P. Clarke	Global President, Mars Snacking Mr. Clarke is a citizen of the United Kingdom	6885 Elm Street, McLean, Virginia 22101
Ross Plagman	Global Chief Financial Officer, Mars Snacking	6885 Elm Street, McLean, Virginia 22101

Lisa Mather	General Counsel, Mars Snacking Ms. Mather is a citizen of Australia	6885 Elm Street, McLean, Virginia 22101